Exhibit 12.1
RATIO OF EARNINGS TO FIXED CHARGES AND
RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

	Nine Months Ended September 30,		Year Ended December 31,
	2015	2014	2014	2013	2012	2011	2010
	(dollars in millions)
Net income (loss) before income tax (expense) benefit and cumulative effect of changes in accounting principles	$6,197	$10,837	$11,002	$25,363	$9,445	$(5,666)	$(14,882)
Add:
Total interest expense	38,679	41,416	54,916	55,779	66,502	79,988	92,131
Interest factor in rental expenses	2	4	5	4	4	4	5
Earnings (loss), as adjusted	$44,878	$52,257	$65,923	$81,146	$75,951	$74,326	$77,254
Fixed charges:
Total interest expense	$38,679	$41,416	$54,916	$55,779	$66,502	$79,988	$92,131
Interest factor in rental expenses	2	4	5	4	4	4	5
Total fixed charges	$38,681	$41,420	$54,921	$55,783	$66,506	$79,992	$92,136
Senior preferred stock and preferred stock dividends(1)	5,510	16,824	19,610	47,591	7,229	6,498	5,749
Total fixed charges including preferred stock dividends	$44,191	$58,244	$74,531	$103,374	$73,735	$86,490	$97,885
Ratio of earnings to fixed charges(2)	1.16	1.26	1.20	1.45	1.14	—	—
Ratio of earnings to combined fixed charges and preferred stock dividends(3)	1.02	—	—	—	1.03	—	—

(1)
Senior preferred stock and preferred stock dividends represent pre-tax earnings required to cover any senior preferred stock and preferred stock dividend requirements computed using our effective tax rate, whenever there is an income tax provision, for the relevant periods.

(2)
Ratio of earnings to fixed charges is computed by dividing earnings (loss), as adjusted by total fixed charges. For the ratio to equal 1.00, earnings (loss), as adjusted must increase by $5.7 billion and $14.9 billion for the years ended December 31, 2011 and 2010, respectively.

(3)
Ratio of earnings to combined fixed charges and preferred stock dividends is computed by dividing earnings (loss), as adjusted by total fixed charges including preferred stock dividends. For the ratio to equal 1.00, earnings (loss), as adjusted must increase by $6.0 billion, $8.6 billion, $22.2 billion, $12.2 billion, and $20.6 billion for the nine months ended September 30, 2014 and for the years ended December 31, 2014, 2013, 2011, and 2010, respectively.